Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130945

GRUBB & ELLIS APARTMENT REIT, INC.

SUPPLEMENT NO. 11 DATED SEPTEMBER 22, 2008
TO THE PROSPECTUS DATED DECEMBER 19, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 19, 2007, as supplemented by Supplement No. 8 dated July 21, 2008, Supplement No. 9 dated July 31, 2008 and Supplement No. 10 dated August 15, 2008, relating to our offering of 105,000,000 shares of common stock. The purpose of this Supplement No. 11 is to disclose:

•	the status of our initial public offering;

•	the effectiveness of our amended share repurchase plan; and

•	our recent acquisition of Canyon Ridge Apartments in Hermitage, Tennessee.

Status of Our Initial Public Offering

As of August 29, 2008, we had received and accepted subscriptions in our offering for 13,473,793 shares of our common stock, or approximately $134,611,000, excluding shares issued under our distribution reinvestment plan. As of August 29, 2008, approximately 86,526,207 shares remained available for sale to the public under our initial public offering, exclusive of shares available under our distribution reinvestment plan. We will sell shares in our offering until the earlier of July19, 2009, or the date on which the maximum amount has been sold.

Effectiveness of Amended Share Repurchase Plan

Effective August 25, 2008, the amended share repurchase plan, attached as Exhibit E to Supplement No. 8 dated July 21, 2008, supersedes and replaces our share repurchase plan as previously in effect.

Our amended share repurchase plan provides stockholders with the opportunity to have their shares of our common stock redeemed, at the sole discretion of our board of directors, during the period we are engaged in a public offering at increasing prices based upon the period of time the shares of common stock have been continuously held. Under the amended share repurchase plan, redemption prices range from $9.25 per share, or 92.5% of the price paid per share, following a one-year holding period, to an amount equal to not less than 100% of the price paid per share following a four-year holding period. Under the previous share repurchase plan, stockholders could only request to have their shares of our common stock redeemed at $9.00 per share during the period we are engaged in a public offering.

Acquisition of Canyon Ridge Apartments

On September 15, 2008, we purchased Canyon Ridge Apartments, or the Canyon Ridge property, for a purchase price of $36,050,000, plus closing costs, from an unaffiliated third party. The Canyon Ridge property is a 350-unit garden-style apartment property located in Hermitage, Tennessee, a suburb east of Nashville. We purchased the fee interest in the Canyon Ridge property through our subsidiary, G&E Apartment REIT Canyon Ridge, LLC, or the Canyon Ridge subsidiary.

Financing and Fees

We financed the purchase price, including closing costs and the acquisition fee, of the Canyon Ridge property through (1) a secured loan of $24,000,000 from Capmark Bank, or Capmark, or the Capmark loan; (2) $7,300,000 in borrowings under a prior loan agreement with Wachovia Bank, National Association, or Wachovia, as disclosed in the prospectus, or the Wachovia loan; (3) an unsecured loan of $5,400,000 from NNN Realty Advisors, Inc., or NNN Realty Advisors, a wholly owned subsidiary of our sponsor, Grubb & Ellis Company, or the unsecured loan; and (4) the remainder from funds raised through this offering. We paid an acquisition fee of $1,082,000, or 3.0% of the purchase price, to our advisor and its affiliate.

On September 15, 2008, we, through the Canyon Ridge subsidiary, entered into the Capmark loan. The Capmark loan is evidenced by a Multifamily Note in the principal amount of $24,000,000, or the secured note, and is secured by both a Multifamily Deed of Trust, Assignment of Rents and Security Agreement, conveying the Canyon Ridge property and granting a security interest in its fixtures and personal property, as well as a

Guaranty executed by us as the guarantor of the Capmark loan. The Capmark loan matures on October 1, 2015 and bears interest at an adjustable interest rate calculated based on the one month Federal Home Loan Mortgage Corporation Reference Bill index rate, as defined in the secured note, plus a margin of 2.41%; however, in no event will the adjustable interest rate exceed 6.75% per annum. The Capmark loan provides for interest-only payments due on the first day of each calendar month, beginning on November 1, 2008. Beginning November 1, 2013, the Capmark loan provides for principal and interest payments due on the first day of each calendar month. If any monthly installment is not received by the lender within five days after the installment is due, the Capmark loan provides for a late charge equal to 5.0% of such monthly installment. In an event of default, the Capmark loan also provides for a default interest rate of 4.0% above the adjustable interest rate, or the maximum interest rate permitted by applicable law. The Capmark loan may be prepaid in whole but not in part, subject to a prepayment premium. In the event of a prepayment, the amount of the prepayment premium will be paid according to the prepayment premium schedule listed in the secured note.

As previously disclosed in the prospectus, we entered into a loan agreement for a revolving $10,000,000 loan with Wachovia. On September 15, 2008, in connection with the Wachovia loan and the purchase of the Canyon Ridge property, we entered into a Fourth Amendment to and Waiver of Loan Agreement with Wachovia, or the Wachovia amendment. In connection with the Wachovia amendment, we secured the Amended and Restated Promissory Note, which we entered into with Wachovia on March 31, 2008, by executing a Fourth Amended and Restated Pledge Agreement (Membership and Partnership Interests), or the Wachovia pledge agreement. The Wachovia pledge agreement grants a security interest in 100% of the Class B membership interests of the Canyon Ridge subsidiary held by Grubb & Ellis Apartment REIT Holdings, L.P., our operating partnership, which constitute a 49.0% interest in the Canyon Ridge subsidiary. Additionally, the Wachovia amendment extends the maturity date of the loan to November 1, 2009, in the event the outstanding principal amount of the loan is less than or equal to $6,000,000 on November 1, 2008. In connection with the extension of the maturity date, we will be required to pay Wachovia a $100,000 extension fee. On September 15, 2008, we borrowed $7,300,000 under the Wachovia loan, which was applied towards the purchase price of the Canyon Ridge property, including closing costs.

On September 15, 2008, in connection with our acquisition of the Canyon Ridge property, we, through our operating partnership, entered into an unsecured loan with NNN Realty Advisors, as evidenced by an Unsecured Promissory Note in the principal amount of $5,400,000, or the unsecured note. The unsecured note matures on March 15, 2009. The unsecured note bears interest at a fixed rate of 4.99% per annum and requires monthly interest-only payments beginning on October 1, 2008 for the term of the unsecured note. The unsecured note also provides for a default interest rate of 6.99% per annum. Since NNN Realty Advisors is an indirect, wholly owned subsidiary of our sponsor, this loan is deemed a related party loan. Therefore, the terms of the unsecured loan and the unsecured note were approved by a majority of our directors, including a majority of our independent directors, and deemed fair, competitive and commercially reasonable by our directors.

Description of the Property

The Canyon Ridge property is a garden-style apartment community which consists of 13 three-story residential buildings, as well as a clubhouse containing the leasing office, on approximately 22.5 acres in Hermitage, Tennessee. The property was built in 2005. The property contains approximately 341,000 rentable square feet and the average unit size is 975 square feet. The property contains 48 one-bedroom, one-bathroom units (750 square feet), 48 one-bedroom, one-bathroom with den units (953 square feet), 162 two-bedroom, two-bathroom units (983 square feet), 34 two-bedroom, two-bathroom with fireplace units (983 square feet), 10 two-bedroom, two-bathroom with garage units (1,018 square feet) and 48 three-bedroom, two-bathroom units (1,184 square feet). As of September 2008, the property had an average rent of $935 per unit. The leased space is residential with leases generally ranging from an initial term of six to 12 months. As of September 2008, the Canyon Ridge property was approximately 94.0% leased. Although there are no immediate plans to increase rents at the property, we will opportunistically increase rents in the future.

The buildings are wood-framed with Hardi Board and stacked stone exteriors and concrete slab foundations. All buildings have pitched roofs with wood truss framing, plywood decking and asphalt shingles. The property has a parking ratio of 1.89 spaces per unit, with a total of 660 parking spaces, of which 108 are carports, 42 are detached garages and 30 are attached garages. Attached garages rent for $100 each and detached garages rent for $75 each. Additional property amenities include community access gates, a resort style lap pool, fire sprinklered buildings, clubhouse with wireless internet, life aerobics center, fitness center with free weights, car wash with vacuum, sand volleyball court, boat and RV storage, cyber café with printer, copier and fax, additional storage units and concierge services.

Interior features include gourmet kitchens with kitchen islands, granite counters, custom maple cabinetry and built-in microwaves, washer/dryer connections (select units have full size washer/dryers), nine foot ceilings with crown molding accents, six-panel interior doors, private porches or balconies, spacious stand up showers, storage closets and fireplaces in select units. All units have individual central HVAC units and 40 gallon water heaters. Electricity is billed directly to the tenants. Water and sewer are paid by the property but submetered and billed back to the tenants.

The Canyon Ridge property is located ten miles east of downtown Nashville at the interchange of Central Pike and Old Hickory Boulevard in the Donelson/Hermitage submarket. Its location provides not only visibility from Interstate 40, but access to other connecting interstates and most Nashville area points of interest. The property sits in an established neighborhood across from Summit Medical Center, a Hospital Corporation of America (HCA) hospital. HCA is the largest for-profit hospital company in the country and is headquartered in Nashville. Summit Medical Center opened in 1994, has 188 beds, over 170 physicians on staff, and is considered the main medical provider for the area. The property is also located four miles east of the Nashville International Airport. Along with the traditional logistics properties that are typical of an airport area, there are approximately 4.5 million square feet of office space in the surrounding area. Major tenants include Dell, DHL, Bridgestone/Firestone, and Gaylord Entertainment, owner of The Opryland Hotel and Convention Center which employs nearly 3,500.

According to the National Multi Housing Council, Nashville ranks fourth nationally for apartment investment, as reported in late January 2008 by the Nashville Business Journal. The main factor that has contributed to Nashville’s apartment strength is an extremely high barrier to entry. Nashville is set on very rocky soil. Therefore there is a high cost of development associated with additional site work. REIS, Inc., a provider of research on commercial and real estate markets throughout the nation, or REIS, reports that an average of 600 units was completed yearly for a five-year span concluding with 2007. In the second quarter of 2008, the vacancy rate was reported at 5.7% overall, and 2008 year end projected rental growth is 2.7%. In the Donelson/Hermitage submarket, the second quarter 2008 vacancy rate was reported by REIS at 5.6% and the second quarter 2008 rental growth annualized was reported to be 3.6%.

The Canyon Ridge property generally competes with seven other similar residential properties: Cherry Creek, Hamptons Woodland Pointe, The Cove at Priest Lake, Oakwell Farms, The Colonnade, Waterford Landing and Aventura at Providence. All of these properties have similar amenities to those found at the Canyon Ridge property. In order to compete well with these properties, management will continue to maintain the Canyon Ridge property to the highest physical standards, actively market the property and focus on maintaining high levels of customer service. We anticipate that this strategy, along with the strong demand for housing, should keep the Canyon Ridge property competitive in the market.

Grubb & Ellis Residential Management, Inc., or Residential Management, an indirect wholly owned subsidiary of our sponsor, serves as property manager of the Canyon Ridge property. We pay Residential Management 3.0% of the monthly gross cash receipts generated by the Canyon Ridge property.

We currently have no plans for renovating, developing or expanding the Canyon Ridge property. In the opinion of management, the property is adequately covered by insurance. We obtained a Phase I environmental survey and are generally satisfied with the environmental status of the property. We also obtained a Property Condition Report and are generally satisfied with its conclusions.

For federal income tax purposes, the depreciable basis in the Canyon Ridge property will be approximately $33.6 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings and land improvements based upon estimated useful lives of 27.5 and 15 years, respectively. Real estate taxes on the property for 2007 were $463,000, at a rate of 4.04%.

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